Filed Pursuant to Rule 433
Registration No. 333-255917
March 27, 2024

SIRIUSPOINT LTD.
Pricing Term Sheet
$400,000,000 7.000% Senior Notes due 2029

This term sheet should be read together with SiriusPoint Ltd.’s preliminary prospectus supplement dated March 21, 2024
(the “preliminary prospectus supplement”) and the related prospectus dated May 7, 2021. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	SiriusPoint Ltd.
Ratings (Moody’s / S&P / Fitch)*:	Baa2 (Stable) / BBB- (Stable) / BBB- (Stable)
Title of Securities:	7.000% Senior Notes due 2029
Security Type:	SEC Registered
Trade Date:	March 27, 2024
Settlement Date**:	April 5, 2024 (T+6)
Final Maturity Date:
The “Final Maturity Date” means (1) April 5, 2029 (the “Scheduled Maturity Date”), if, on the Scheduled Maturity Date, the BMA Redemption Requirements (as defined in the preliminary prospectus supplement) are satisfied, or (2) otherwise, following the Scheduled Maturity Date, the earlier of (a) the date falling ten (10) business days after the BMA Redemption Requirements are satisfied and would continue to be satisfied if such payment were made and (b) the date on which a Winding-Up of the Issuer occurs.

Scheduled Maturity Date:	April 5, 2029
Par Call Date:	March 5, 2029
Interest Payment Dates:	October 5 and April 5, commencing on October 5, 2024
Day Count Convention:	30 / 360
Principal Amount:	$400,000,000
Benchmark Treasury:	T 4 1/4 02/28/29
Benchmark Treasury Price / Yield:	100-8+ / 4.189%
Spread to Benchmark Treasury:	290 basis points
Yield to Maturity:	7.089%
Coupon:	7.000%
Public Offering Price:	99.631%
Net Proceeds before Expenses:	$398,524,000
Redemption Provisions:
At any time prior to March 5, 2029 (one month prior to the maturity date of the Notes) (the “Par Call Date”), the Issuer may redeem the Notes at its option, subject to the BMA Redemption Requirements, in whole or in part, at any time, at a redemption price equal to the greater of: (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points less (b) interest accrued to the date of redemption; and 100% of the principal amount of the Notes to be redeemed. In either case, holders will receive accrued and unpaid interest on the Notes to, but excluding, the redemption date.

Subject to the BMA Redemption Requirements, on or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

The Issuer may, at its option, subject to the provisions set forth under “Description of the Notes—Conditions to Redemption and Repayment” in the preliminary prospectus supplement, redeem the Notes, at any time, in whole but not in part, following the occurrence of a Tax Event at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the Notes to, but excluding, the redemption date.

See “Description of the Notes—Conditions to Redemption and Repayment” in the preliminary prospectus supplement.

Conditions to Redemption and Repayment; Replacement Capital Covenant:
Notwithstanding anything to the contrary set forth herein, the Notes may not be redeemed at any time or repaid if the Enhanced Capital Requirement is or would be breached immediately before or after giving effect to such redemption or repayment of the Notes, unless the Issuer or one of its subsidiaries replaces the capital represented by the Notes to be redeemed or repaid with capital having equal or better capital treatment as the Notes under the Group Rules; provided that any redemption of the Notes prior to April 5, 2027 will be subject to BMA Approval (collectively, the “BMA Redemption Requirements”).

If, as of the Solvency Test Date (as defined in the preliminary prospectus supplement) or any date thereafter and including on the Scheduled Maturity Date or the Final Maturity Date, as may be applicable, we (A) do not have sufficient capital to satisfy the Enhanced Capital Requirement  or (B) would not have sufficient capital to satisfy the Enhanced Capital Requirement after giving effect to the repayment of the Notes (each of (A) and (B), an “ECR Condition”), then we will be required to promptly begin using Commercially Reasonable Efforts, subject to the existence of a Market Disruption Event, to raise proceeds from the issuance of Qualifying Securities in an amount at least equal to the principal amount of the Notes due to be repaid (the “Replacement Capital Obligation”).

If the Replacement Capital Obligation is satisfied, or the BMA Redemption Requirements are satisfied through other means prior to the Scheduled Maturity Date, then the Scheduled Maturity Date will be the Final Maturity Date.

Failure to use Commercially Reasonable Efforts to satisfy a Replacement Capital Obligation will not constitute a default or an event of default under the indenture or give rise to a right of acceleration of payment of the Notes or any similar remedy under the terms of the indenture or the Notes, but would constitute a breach of covenant under the indenture for which the sole remedy would be a suit to enforce specific performance of such covenant (subject to the provisions of the indenture described in the “Description of the Notes” of the preliminary prospectus supplement).

See “Description of the Notes—Conditions to Redemption and Repayment” and “Description of the Notes—Maturity” in the preliminary prospectus supplement.

CUSIP / ISIN:	82969B AA0 / US82969BAA08
Structuring Advisors:	HSBC Securities (USA) Inc. Jefferies LLC
Joint Book-Running Managers:	BMO Capital Markets Corp. HSBC Securities (USA) Inc. Jefferies LLC J.P. Morgan Securities LLC BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Lloyds Securities Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the Notes will be made to investors on or about April 5, 2024, which will be the sixth business day following the date of pricing of the Notes (such settlement being referred to as “T+6”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to two business days before delivery will be required to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement and should consult with their own advisors.

The Issuer has filed a registration statement (including  a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the Issuer’s prospectus in that registration statement and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and prospectus if you request them by calling (i) BMO Capital Markets Corp. toll-free at 1-866-864-7760, (ii) HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, (iii) Jefferies LLC toll-free at 1-877-877-0696 or (iv) J.P. Morgan Securities LLC collect at 1-212-834-4533.